Management’s Discussion and Analysis of Financial Statements for the year ended August 31, 2015

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the year ended August 31, 2015 (the “Year” or “Fiscal 2015”). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto. This MDA is prepared as of November 30, 2015.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare metal and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2015, and:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to the continuation of the Company’s toll refining agreement;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;
•	uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Aboriginal land title claims and Aboriginal rights in the Northwest Territories;

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•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare metals and minerals and fluctuations in their pricing;
•	risks related to competition and the actions of competitors;
•	risks related to costs or delays in the commercialization of rare earth products;
•	uncertainties related to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•

risks related to the Company’s ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project (“East Kemptville Project”) which could adversely affect the Company’s ability to conduct further studies and exploration activities;

•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks inherent to the competitive nature of the mineral industry;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies;
•	risks due to being a “passive foreign investment company” for U.S. purposes;
•	risks related to fluctuations of currency exchange rates;
•	risks related to share price volatility;
•	risks related to the delisting of the Company’s common shares from the NYSE MKT;
•	risks related to dilution of existing shareholders;
•	risks related to not paying cash dividends;
•	risks related to being a non-US corporation; and
•	risks related to there being no market for the Company’s warrants.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

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Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. As discussed in more detail below, the Company is in the process of voluntarily withdrawing its common shares from listing on the NYSE MKT and expects this process to be completed in December, 2015. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties. The Company completed its feasibility study (“FS”) on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced project. A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at Nechalacho.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with the filing of this MDA, the Company released its fourth comprehensive Sustainability Report entitled Balancing Opportunities (the "2015 Sustainability Report").

The Company believes that industrial demand for rare metals and tin is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. China is the major supplier of REE to the world. Policy directives announced by the Chinese government over the past five years have resulted in a net reduction in export quotas of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

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Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

For the Years Ended August 31,	2015	2014	2013
	$	$	$
Revenue (Interest)	66,014	88,075	374,281
Net Loss before discontinued operations	3,176,374	5,730,581	11,199,164
Net Loss before discontinued operations, per share basic and diluted	0.02	0.05	0.11
Net loss	3,176,374	5,730,581	11,199,164
Net loss, per share basic and diluted	0.02	0.05	0.11
Total assets	119,223,274	116,837,367	111,845,946
Total long term liabilities	263,600	236,600	236,600
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic mineral deposit is developed and brought into profitable commercial operation on one or more of the Company’s properties, or is otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses, any impairment losses recognized on its mineral properties and adjustments to the fair value for the US dollar denominated warrants. The Company may increase or decrease its level of business activity in coming years and if it does, investors can anticipate that the Company’s annual operating losses will also increase or decrease until an economic mining operation is brought into profitable commercial production, or one or more of the Company’s properties are disposed of at a profit.

Exploration and Development Activities

Expenditures on resource properties for Fiscal 2015 totalled $3,485,658, a 64% decrease from the level of expenditures for the year ended August 31, 2014 (“Fiscal 2014”) which totaled $9,561,375. Of these expenditures, 46% were incurred on Nechalacho, 37% were incurred on the East Kemptville Tin—Indium Project (the “East Kemptville Project”) and 16% were incurred on the Separation Rapids Lithium Project. Expenditures on the East Kemptville Project increased to $1,291,004 from $440,919 in Fiscal 2014, primarily related to the 2015 drilling program, and the increased level of activities on metallurgical test work, economic and environmental studies. Expenditures on the Separation Rapids Lithium Project increased to $548,170 from $507,396 in Fiscal 2014. The increase is primarily related to increased metallurgical testwork, process optimization work and rehabilitation of the access road to the site. The decreased expenditures on the Nechalacho Project were mostly related to reduced activity on this project following the substantial completion of the metallurgical testing programs in the summer of 2014 and other technical studies in October 2014.

Resource property expenditures for the three months ended August 31, 2015 (the “Quarter”) totalled $1,033,586, a 59% decrease from the level of expenditures for the quarter ended August 31, 2014 $2,515,908). Of these expenditures, 59% were incurred on the East Kemptville Project, 22% were incurred on the Nechalacho Project, and 17% were incurred on the Separation Rapids Lithium Project. The decreased expenditures are due primarily to the decreased level of activities on Nechalacho following the substantial completion of the metallurgical testing programs in the summer of 2014 and other technical studies in October 2014, which was partly offset by the increased expenditures on East Kemptville.

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No properties were abandoned during the Year, and impairment losses related to the maintenance expenditures incurred on Warren Township ($6,425) have been recognized.

Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.4 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. Negotiations towards signing similar accommodation agreements with the LKDFN and the YKDFN continue intermittently. The Company also recognizes that the Tłįcho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and has commenced negotiating an agreement with the NSMA, although this has not yet been completed.

Since the completion of the Feasibility Study (“FS”) in April, 2013, the Company has been engaged in metallurgical test work with the objective of optimizing the process flowsheets to improve recoveries and reduce costs. This involved introducing efficiencies to the Concentrator flowsheet, and designing a new flowsheet for the Hydrometallurgical Plant involving an alkali cracking process for treatment of the rare earth mineral concentrate as an alternative to the sulphuric acid bake process contemplated in the FS. The alkali cracking process enables recovery of 90% of the HREE in the flotation concentrate, compared to 52% recovery contemplated in the FS using the sulphuric acid bake process. In addition, the alkali cracking process allows for the recovery of zirconium in a form for which there is established markets.

Optimization of the alkali cracking process flowsheet is substantially complete except for finalizing certain details around reagent recovery and recycling. Work here has indicated an 80% reduction in hydrochloric acid, 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate consumption could be achievable along with associated sustainability benefits. The new potential flowsheet also successfully suppresses the precipitation of cerium and separates the lanthanum, both of which dilute the value of the mixed HREE product.

The only metallurgical testwork investigations conducted during the last Quarter relate to the recovery of zirconium and production of a marketable quality zirconium basic sulphate product. Reworking of the process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant, along with any revisions to the mine plan, are continuing to be developed internally.

Several sites in western Canada are under consideration for the location of a new Hydrometallurgical Plant design. The original design contemplated in the FS was planned to be located in Pine Point, NWT, but this area has insufficient infrastructure to support the new plant design. A number of potential sites meeting the necessary infrastructure requirements have been identified in Saskatchewan and Alberta and these are now undergoing further evaluation. An excellent potential site was identified in Saskatchewan but nothing has yet been finalised.

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A further integrated pilot plant campaign has been planned but will only proceed when funding becomes available. This is designed to fully evaluate process performance particularly with the incorporation of the acid/reagents recovery circuits and associated recycle streams and would include all unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate. The total bulk sample of ore required for this pilot plant is approximately eight tonnes. This material is being stored in Yellowknife and Lakefield, Ontario, until such time as the funding becomes available to proceed with the pilot plant work, presently estimated at approximately $4.0 million. There is no firm timeline for when this work will be carried out.

In 2014, the Company entered into an agreement with Solvay to have Solvay toll-process the mixed HREE-rich product from the Hydrometallurgical Plant into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France. There is no present activity under the agreement and Solvay retains certain termination rights until project financing is achieved.

The Company continues to closely monitor developments in the global rare earths market and maintain dialogue with potential future customers and strategic partners. Many consumers continue to be concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. It has been reported that the Chinese government has selected six companies to consolidate and control the rare earth industry in China, but it has not been able to control the illegal production, processing and sale of Chinese rare earths. Illegal production is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc., one of the two major producers of rare earths outside China.

While permits for pre-construction work are already in place, the Company is continuing to slowly progress the permitting process to obtain the Class A Water Licence and Land Use Permit authorizing mine construction, operation and closure activities. Once there is renewed investor interest, the process will be accelerated again with the expectation that it can be completed in approximately 4-6 months.

The key factors going forward influencing the Nechalacho Project schedule, all of which are somewhat dependent on one another, are: securing one or more strategic or financial partners, securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and the receipt of all requisite construction and operating permits.

Expenditures during the Year totalled $1,615,243 (2014 - $8,537,809). Of this, approximately 24% was spent on drilling and geological work in support of the drilling program (that was completed in the early fall of 2014), 44% on metallurgical studies, 22% on feasibility and engineering studies, 7% on environmental studies and permitting work, with the balance funding community consultation work and annual lease payments.

Expenditures during the Quarter totalled $229,547 (2014 - $1,940,032), which were primarily incurred on metallurgical test work.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Person under NI 43-101.

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East Kemptville Tin-Indium Project

The Company incurred $1,291,004 (2014 - $440,919) in expenditures during the Year on the East Kemptville Project in Yarmouth County, Nova Scotia. Approximately 73% of these expenditures were incurred on drilling and geological work in support of the drilling programs, 10% were spent on the Conceptual Redevelopment Study that was completed in February 2015 and on preliminary work on the Preliminary Economic Assessment (“PEA”), 8% of the expenditures were incurred on metallurgical test work, and 8% of the expenditures were spent on permitting and environmental studies.

The Company incurred $611,072 (2014 - $333,429) in expenditures during the Quarter on the East Kemptville Project. Approximately 80% of these expenditures were incurred on drilling and geological work in support of the 2015 drilling program, 12% of the expenditures were spent on permitting and environmental studies, 4% of the expenditures were incurred on metallurgical testwork, with the balance incurred on preliminary work on the PEA. Initial community engagement work with Aboriginal government and other local community groups continued during the Quarter.

The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders (which was done in 2014 and renewed for 2015). Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. Discussions with the surface rights holders toward obtaining full title to the lands covered by the Special Licence are in progress.

The Company first acquired a Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved this application. The new Special Licence designated Special Licence No. 50462, has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $750,000 in the first year (of which $909,571 had been incurred by August 31, 2015). It is renewable for an additional two one-year periods. The total area covered by the new Special Licence is 2,880 acres.

During the Quarter, the Company commenced a $1.3 million work program utilizing funding secured in the Company’s two recent equity offerings completed in December, 2014 and May, 2015. This work includes preliminary metallurgical process testwork, diamond drilling and environmental studies towards the completion of the PEA in accordance with NI 43-101.

The 2015 drilling program had the objective of upgrading inferred mineral resources in the Main and Baby Zones into the indicated and measured categories as well as testing other known tin occurrences in the area. In addition, it will provide further samples for metallurgical testing and assist in developing geotechnical knowledge of the deposit. As of August 31, 2015, eight drill holes totalling 1,404 metres were completed on the Baby Zone with initial assay results released November 3, 2015. Results were in line with expectations and confirm continuity of the mineralized zone to depth. Highlights include intersections of 0.46% tin (Sn), 25.2 ppm indium (In) and 0.63% zinc (Zn) over 82.3 metres (EKAV-15-10), 0.23% Sn, 15.6 ppm In and 0.33% Zn over 36.25 metres (EKAV-15-09) and 0.25% Sn, 29.4 ppm In and 0.64% Zn over 18.67 metres (EKAV-15-11). In addition, certain sections of 2014 drill core that were not sampled in 2014 due to apparent low levels of visible mineralization were sampled and submitted for assay this summer. These produced some surprising results indicating significant widths of mineralization adjacent to existing known mineralized intervals. The 2015 drilling was subsequently completed on November 19, 2015, with twenty two holes totalling 4,514 metres. Assays are pending for the remaining drill core samples.

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Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was awarded to a commercial laboratory in Cornwall, England and is well advanced although only preliminary results are presently available. Work completed relates to the determination of ore grinding characteristics, preliminary iron bearing minerals’ removal by magnetic separation and “heavy liquid” separation testwork. Once complete, this test program will have investigated all aspects of the flowsheet including milling, copper and zinc sulphide flotation as well as tin recovery by both gravity and flotation processes. The recovery of indium to the zinc concentrate will also be monitored. This test program will eventually lead to larger scale pilot plant testing using representative bulk samples collected from future drilling and existing ore stockpiles at the site.

Environmental studies are examining the nature of the waste rock generated in the proposed mine, as well as the conditions required for bringing the existing operation into readiness for future production. These studies will also include more work on future closure strategies and baseline studies such as species at risk surveys and studies on effluent chemistry management. Opportunities also exist to significantly reduce the existing site environmental and associated financial liabilities through innovative management of future waste rock and tailing and through the processing of ores already stockpiled on site, which could potentially eliminate the present need for ongoing site care and maintenance.

Engagement with local communities of interest initiated prior to the drilling program will continue. This included a contract to supply all the core boxes for the drill program awarded to a business owned by the Acadia First Nation.

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Person under NI 43-101.

Separation Rapids Lithium Project

During the Year, the Company incurred $548,170 (2014 - $507,396) in expenditures on the Separation Rapids Lithium Project, in the Paterson Lake area of Ontario. Approximately 73% was spent on metallurgical laboratory test work, 17% on a small scale field work program completed in the fall of 2014 to rehabilitate the old core racks and core boxes for re-logging and sampling, with the balance incurred on permitting and preparatory work to rehabilitate the access road to the project site.

During the Quarter, the Company incurred $173,598 (2014 - $226,148) in expenditures of which approximately 83% were incurred on metallurgical laboratory test work to investigate the potential for producing lithium chemicals, process optimization work on the petalite and feldspar production flowsheets and sample preparation for the one tonne pilot plant program, with the balance incurred on permitting and preparatory work to rehabilitate the access road to the project site. This work was completed subsequent to end of the Year.

Previously reported test work confirmed the potential for producing a high purity petalite concentrate from both the fine and coarse grained ore through a single process stream. It has also successfully produced a marketable feldspar by-product. A further work program targeting the production of petalite product samples was completed and sub-samples sent to a number of potential customers in the glass-ceramics industry interested in high purity petalite. These customers have confirmed that the quality of the samples meets their requirements and have requested larger trial quantities for further evaluation.

A 30 tonne bulk sample of crushed ore was shipped in September, 2015 to a commercial laboratory in Germany and process work is now underway (the material has so far undergone optical sorting and magnetic separation to remove waste material). The sample will be processed using the Company’s proven flow sheet to produce a high purity lithium mineral (petalite) concentrate for the following purposes:

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1)	to deliver further product samples to potential customers in the glass–ceramics industry who have already tested and approved smaller samples;
2)	to provide initial test samples to a number of new potential customers; and
3)	to generate concentrate for additional process development work with the objective of producing high purity lithium chemical products for the lithium ion battery manufacturing business.

The petalite production program is expected to be completed, and concentrate available for distribution, in the first quarter of calendar 2016.

Initial lithium chemicals process optimization work was carried out at a laboratory in Saskatoon, Saskatchewan. This work provided encouraging initial results with a battery-grade lithium carbonate (>99.5% pure) being readily produced. Progress is being made toward the production of an enhanced grade product with a target purity of 99.9% . The potential for production of high grade lithium hydroxide was also demonstrated previously but subsequent work aimed at optimization of this flowsheet has not been completed. A number of alternative processes for the production of lithium hydroxide are now being investigated. These metallurgical programs are being conducted under the direction of David Marsh, Senior Vice-President, Metallurgy and Technology Development. Once completed, the Company intends to produce a PEA level analysis of the economics of lithium chemicals production from Separation Rapids.

Rehabilitation work on the access road to the site initiated in September was completed in October. This road will provide ready access to the deposit to support large scale bulk sampling in 2016. Improvements to site safety including the installation of fencing, improved signage and site clean-up are progressing. Following the completion of the 30 tonne bulk sample program, the Company may recover and process another bulk sample of the ore in order to produce a minimum of 800 tonnes of petalite product for full-scale plant trials by the glass-ceramic customers. These are required before formal off-take agreements can be concluded. Preparations are underway in order to recover a minimum 5,000 tonne bulk sample of the ore next summer. The Company will need to acquire the necessary permits and funding to proceed with this work.

The current plan is to process this material at a pilot plant to be assembled in Kenora using equipment from a commercial laboratory plus specific items to be purchased and/or leased from specialist vendors. The timing for this program is still to be finalized and is subject to arranging necessary financing.

Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. Critical materials consulting firm Stormcrow Capital estimates that demand could reach 410,000 tonnes of lithium carbonate equivalent per year in 2025, compared to 200,000 tonnes in 2015. This translates into a compounded annual growth rate of a 7.8% . In their May 2015 Industry Report, Stormcrow further predicts that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand.

Lithium carbonate is one of the lithium chemical products that provide lithium for the lithium ion battery cathodes. However, other lithium chemicals such as lithium hydroxide are now also being produced to serve this market and market studies are underway to determine what product alternative is best suited for the Separation Rapids petalite.

In addition to the potential opportunities in the lithium market, during the previous Quarter, Avalon also hired Hains Engineering Company Limited to conduct a market study focussing on the market for feldspars in North America.

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Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), who is a Qualified Person under NI 43-101.

Other Projects

The Company did not complete any work on any of its other projects during the Year except for some grass-roots level prospecting and sampling on its Miramichi tin prospect in New Brunswick. Expenditures during the year at Miramichi totaled $24,816.

Corporate Social Responsibility (“CSR”)

Contemporaneously with the filing of this MDA, the Company released its fourth comprehensive Sustainability Report. The 2015 Sustainability Report is available for download on the Company’s website at: http://www.avalonraremetals.com

The 2015 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, the Company conducted a review of the 2014 detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. This report focuses on the social, environmental and economic issues that are most material to the Company. In response to comments from our readership, a more focused report has been prepared and formatted to permit focused access to sections of the report. It also provides the detailed underlying data for those who wish to complete a more in-depth analysis and links to related corporate governance.

The 2015 Report also incorporates a self-assessment of Fiscal 2015 performance and sets targets for 2016 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31.

In addition to the safety performance, the report highlights many other positive accomplishments such as the risk management program, management system development and metallurgical improvements that contribute to improved environmental performance to name a few. Avalon is committed to signing a Socio-Economic agreement with the Government of the Northwest Territories prior to starting construction of the Nechalacho Project and will continue to negotiate and implement Accommodation Agreements with the Company’s Aboriginal partners. Dialogue has also been initiated with the Acadia First Nation in Nova Scotia as relates to the East Kemptville project and with Wabaseemoong Independent Nations with respect to the Separation Rapids Lithium Project.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the SAC Chair. While SAC members participated in the preparation of the 2015 Sustainability Report, no formal meetings were held during the Quarter.

Administration and Other

Corporate and Administrative expenses totalled $3,949,320 during Fiscal 2015, a 24% decrease from the amount incurred in Fiscal 2014 ($5,211,051). The main areas of decreased operating expenses for the Year were salaries and benefits, filing and transfer fees, financing advisory services and expenses, directors’ fees and expenses, and marketing and sales expenses.

Salaries and benefits for the Year decreased by approximately 15% to $1,987,123 compared to $2,349,904 in Fiscal 2014. The decrease in salaries and benefits was primarily related to the 20% to 25% salary reduction for the Company’s senior management team commencing November 2014 through to August 2015.

Avalon Rare Metals Inc.	Page 10 of 21

Filing and transfer fees decreased by 55% to $170,600 during the Year compared to $382,292 for Fiscal 2014. Higher filing and transfer fees were incurred in Fiscal 2014 relating to the shelf prospectus that was filed on September 12, 2013.

Financial advisory fees and expenses totalled $37,853 for the Year compared to $183,031 in Fiscal 2014. This decrease is related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

Directors’ fees and meeting expenses during the Year decreased by approximately 50% to $128,994 compared to $260,078 for Fiscal 2014. To conserve cash resources, the Board of Directors cut the directors’ fees by 50% starting in January 2015.

Marketing and sales related expenses decreased by $167,883 (55%) during the Year compared to Fiscal 2014, which primarily related to a decrease in fees paid to consultants in assisting the Company in sales and market development and government relations resulting from a higher portion of the work being done in-house.

Share based compensation increased to $788,880 for the Year compared to $347,096 for Fiscal 2014. Share based compensation expense was lower for Fiscal 2014 due to the reversal of the share based compensation previously recognized on unvested stock options that were cancelled due the departure of certain senior management team members in Fiscal 2014.

Lower cash balances resulted in interest income decreasing to $66,014 for the Year compared to $88,075 for Fiscal 2014.

Corporate and Administrative expenses totalled $859,509 during the Quarter, a 15% decrease from the amount incurred during the comparative quarter in fiscal 2014 ($1,009,555). This decrease reflects the Company’s continuing effort to reduce its overhead costs. The main areas of decreased operating expenses for the Quarter were financial advisory fees and expenses, directors’ fees and expenses, and expenses on public and investor relations, which were partly offset by the increase in salaries and benefits.

Consistent with the Year and for the same reason, no financial advisory fees and expenses were incurred during the Quarter compared to $45,206 for the same quarter in Fiscal 2014.

Similarly, directors’ fees and expenses decreased to $22,953 for the Quarter compared to $61,212 for the same quarter in Fiscal 2014.

Expenses on public and investor relations decreased by $73,370 (53%) compared to the same quarter in fiscal 2014. The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities and reduced travel. Investor interest in the resource sector remains low, reducing the effectiveness for proactive investor relations programs.

Salaries and benefits increased by $49,842 (10%) to $530,480 compared to $480,638 for the same quarter in fiscal 2014. This increase is primarily related to the increase in the provision for accrued vacation pays.

Share based compensation expense totalled $155,788 for the Quarter, compared to a net share based compensation recovery of $663,336 recognized for the same quarter in fiscal 2014. In the fourth quarter of fiscal 2014, the share based compensation amount of $234,553 was offset by the reversal of the share based compensation of $897,889 previously recognized on unvested stock options that were cancelled, resulting in a net recovery of $663,336.

Avalon Rare Metals Inc.	Page 11 of 21

Interest income totalled $21,911 for the Quarter compared to $21,344 for the comparative quarter in fiscal 2014.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements of the Company.

Fiscal Year	2015				2014
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Revenue (Interest)	21,911	13,536	15,152	15,415	21,343	16,158	22,581	27,993
Net Loss before discontinued operations	226,209	748,724	1,582,569	618,872	230,266	1,437,178	1,813,324	2,249,813
Net Loss	226,209	748,724	1,582,569	618,872	230,266	1,437,178	1,813,324	2,249,813
Net Loss, per share, basic and diluted	0.00	0.01	0.01	0.00	0.00	0.01	0.02	0.02

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties and changes in the fair value of warrants denominated in foreign currency. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

As at August 31, 2015, the Company had adjusted working capital of $5,263,216 (which is calculated by adding back the deferred flow-through share premium of $293,808 and the liability for warrants denominated in foreign currency of $288,857 to the net current assets of $4,680,551) and cash and cash equivalents on hand of $5,247,738. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.4% . As at August 31, 2014, the Company had adjusted working capital of $5,607,733 and cash and cash equivalents on hand of $6,017,598.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $400,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2016 are budgeted at approximately $2,700,000 (excluding capitalized salaries and benefits), with approximately $1,500,000 and $1,000,000 of these expenditures being allocated to the East Kemptville Project and the Separation Rapids Project, respectively.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least the end of February 2016. However, there can be no assurances that the Company will be able to raise additional funds required for all planned 2016 expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

Avalon Rare Metals Inc.	Page 12 of 21

The Company is in the process of voluntarily withdrawing its common shares from listing on the NYSE MKT and expects this process to be completed in December, 2015. The voluntary delisting is a result of the Company being deemed to be not in compliance with the continued listing standards of the NYSE MKT, due to the Company's recent low selling share price (see the Company’s news release dated August 5, 2015), In order to maintain the Company’s listing on the NYSE MKT, Avalon would have had to effect a share consolidation, which would have required approval by the company’s shareholders at the upcoming annual general meeting (“AGM”) in February, 2016.

After many discussions with shareholders, the Board of Directors determined that a resolution for a share consolidation would not have secured sufficient support at the upcoming AGM, and may otherwise have been detrimental to the shareholders’ long term interest. Accordingly, the Company has chosen to delist its common shares from the NYSE MKT, rather than pursue a share consolidation. Avalon's common shares will continue to be listed on the Toronto Stock Exchange, which is one of the world's premier stock exchanges for mineral exploration and development companies. U.S. shareholders should be able to trade their Avalon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates.

In addition, the Company has applied to have its common shares qualified for trading in the United States on the OTCQX® Best Market (“OTCQX”). While this application has not yet been approved, it is anticipated that the Company’s shares will commence trading on the OTCQX on the same date they are delisted from the NYSE MKT to maintain continuous market access for trading in US dollars.

The Company will continue to be a reporting issuer with the SEC following the voluntary delisting.

During Fiscal 2015, the Company completed three financing transactions:

1)

in September 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

During the Year the Company has raised US$1,438,515 in gross proceeds by the issuance of 6,567,791 shares through the at-the-market program.

The Sales Agreement expired in October 2015.

2)

In December 2014, the Company completed a private placement (the “Private Placement”) and issued 8,981,781 flow-through common shares (“Flow-Through Shares”) at $0.27 per share for total gross proceeds of $2,425,081, of which 185,000 Flow-Through Shares were issued to the CEO of the Company. In connection with the Private Placement, the Company paid finders’ fees of $142,508, issued 527,806 finder’s compensation warrants and incurred other issuance costs of $23,652. Each finder’s compensation warrant entitles the finder to purchase one non-flow-through common share of the Company at a price of $0.27 per share from June 20, 2015 to December 19, 2016.

Avalon Rare Metals Inc.	Page 13 of 21

3)

In May 2015, the Company completed a prospectus offering (the “Prospectus Offering”) and issued 6,410,254 flow-through common shares at $0.39 per share and 4,431,970 Units at $0.34 per Unit for total gross proceeds of $4,006,869, of which 50,000 Units were issued to the spouse of Mr. Donald Bubar. Mr. Bubar is a director and the President and CEO of the Company. Each Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016. In connection with the Prospectus Offering, the Company paid cash commission of $240,412, incurred other issuance costs of $296,451 and issued 650,533 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.34 per share until November 27, 2016.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to delayed.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing (as described earlier under “Exploration and Development Activities”). The Company is also required to incur additional Canadian Exploration Expenditures of $548,104 by December 31, 2015, which is the remaining balance of the required expenditures resulting from the flow-through private placement completed in December, 2014. The Company was required to incur additional Canadian Exploration Expenditures of $400,000 by September 30, 2015 and is required to incur $2,099,999 by December 31, 2016, which is the remaining balance of the required expenditures resulting from the prospectus offering completed in May, 2015.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has an operating lease for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2016	$227,915
2017	$311,327
2018	$315,047
2019	$315,047
2020 and thereafter	$105,015

Off Balance Sheet Arrangements

As at August 31, 2015, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Avalon Rare Metals Inc.	Page 14 of 21

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no other material trading transactions with related parties during the years ended August 31, 2015 and 2014, except for the participation in certain equity financing transactions as listed below:

i)

as part of July 2014 private placement, 212,000 flow-through shares at $0.60 per share and 60,000 non flow-through units at $0.48 per unit were issued to certain directors and officers of the Company. Each Non Flow-Through Unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.60 per share commencing on January 2, 2015 until July 2, 2017;

ii)	As disclosed above under Liquidity and Capital Resources, 185,000 Flow-Through Shares were issued to the President and CEO of the Company in the December 2014 Private Placement; and

iii)	As disclosed above under Liquidity and Capital Resources, 50,000 Units were issued to the spouse of the Company’s President and CEO in the May 2015 Prospectus Offering.

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during the three and twelve months ended August 31, 2015 and 2014 were as follows:

	Three Months Ended		Twelve months Ended
	August 31,	August 31,	August 31,	August 31,
	2015	2014	2015	2014

Salaries, benefits and directors’ fees	$499,380	$564,586	$1,957,710	$2,539,867
Share based compensation(1)	122,836	(696,597)	691,224	239,021

	$622,216	$(132,011)	$2,648,934	$2,778,888

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the end of the Year, the Company;

a)	issued 1,553,724 common shares for gross proceeds of $248,086 (US$187,696) and paid cash commissions totalling $7,443 (US$5,631) pursuant to the Sales Agreement;

b)

granted an aggregate of 140,000 stock options with a weighted average exercise price of $0.17 per share to certain employees and consultants of the Company. The weighted average contract life of these options was 3.9 years;

c)	had 150,000 options with a weighted average exercise price of $2.13 forfeited;

d)	had 75,000 stock options with a weighted average exercise price of $1.80 per share expire unexercised; and

e)
announced its intention to delist its common shares from trading on the NYSE MKT by filing SEC Form 25 within 10 days of the announcement. The effective date of delisting is expected to be 10 days after the filing of Form 25.

Avalon Rare Metals Inc.	Page 15 of 21

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment include the following:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of reserve and resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, accrued site closure and reclamation provision and amortization expense.

Fair value of share based payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the fair value estimates.

Avalon Rare Metals Inc.	Page 16 of 21

Site closure and reclamation provision

The Company’s accounting policy for the recognition of site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the Year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The new accounting standards adopted during Fiscal 2015 and their impacts on the Company’s consolidated financial statements are as follows:

IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

Avalon Rare Metals Inc.	Page 17 of 21

IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective for the year ended August 31, 2015:

IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement” (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and warrants denominated in foreign currency.

Avalon Rare Metals Inc.	Page 18 of 21

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at August 31, 2015, with an original exercise price of US$0.56 per share (“US$ Warrants”). These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2015 and as at the date of this MDA is US$0.5264 and US$0.5223, respectively. These warrants are exercisable until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2015. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2015.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO 2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at August 31, 2015. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Avalon Rare Metals Inc.	Page 19 of 21

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2015, the Company had 152,785,482 common shares issued and outstanding. Subsequent to the end of the Year, 1,553,724 common shares were issued pursuant to the Sales Agreement (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 154,339,206 common shares outstanding.

b)	Options

As at August 31, 2015, the Company had an aggregate of 9,775,000 incentive stock options outstanding with a weighted average exercise price of $1.56 (of which 6,570,000 were vested and 3,205,000 were unvested). Subsequent to the end of the Year, 140,000 options were granted, 150,000 options were forfeited and 75,000 options expired (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 9,690,000 incentive stock options with a weighted average exercise price of $1.53 outstanding.

c)	Warrants

As at August 31, 2015 and the date of this MDA, the Company has the following common share purchase warrants outstanding:

i.

6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and are exercisable until June 13, 2021. These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2015 and as at the date of this MDA is US$0.5264 and US$0.5223, respectively;

ii.	2,215,985 warrants with an exercise price of $0.425 per share and exercisable until November 27, 2016;

iii.	1,222,500 warrants with an exercise price of $0.60 per share and exercisable until July 2, 2017; and

iv.

40,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.73 per share and will expire as follows: 10,000 warrants on August 9, 2017, 10,000 warrants on July 31, 2018, 10,000 warrants on July 31, 2019, and 10,000 on July 31, 2020.

The Company is also committed to issue 10,000 common share purchase warrants to the DKFN on the next anniversary of the effective date of the Accommodation Agreement (July 31, 2016), and 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Avalon Rare Metals Inc.	Page 20 of 21

d)	Brokers’ Compensation Warrants

As at August 31, 2015, and the date of this MDA, the Company has 1,732,612 brokers’ compensation warrants outstanding. 554,273 of these warrants have an exercise price of US$0.56 per share and are exercisable until June 13, 2017, 527,806 of these warrants have an exercise price of $0.27 per share and are exercisable until December 19, 2016, and 650,533 of these warrants have an exercise price of $0.34 per share and are exercisable until November 27, 2016.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

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